GoHealth, Inc.

214 West Huron St.

Chicago, Illinois 60654

July 10, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	J. Nolan McWilliams
Dietrich King

Re:	GoHealth, Inc.
Registration Statement on Form S-1 (Registration No. 333-239287)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-239287) (the “Registration Statement”) of GoHealth, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 14, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ian D. Schuman at (212) 906-1894. We hereby authorize Ian D. Schuman of Latham & Watkins LLP to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact Ian D. Schuman of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

GoHealth, Inc.

By:	/s/ Clinton P. Jones
Name: Clinton P. Jones
Title: Chief Executive Officer

cc:	James A. Sharman, President, GoHealth, Inc.

Travis J. Matthiesen, Chief Financial Officer, GoHealth, Inc.

Brian Farley, Chief Legal Officer, GoHealth, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Stelios G. Saffos, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

David Ni, Esq., Sidley Austin LLP